UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-48635 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: U.S. Brokerage, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6250 Shiloh Rd, Ste 30, Room 4
(No. and Street)

| Alpharetta | GA | 30005 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kevin Masters | 404-840-2549 | kmasters@usbrokerageinc.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – if individual, state last, first, and middle name)

| 600 Freedom Square Drive, Ste 550 | Independence | OH | 44131 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 126 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kevin Masters, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of U.S. Brokerage, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# U.S. BROKERAGE, INC.

**(SEC I.D. No. 8-48635)**

## Report Pursuant to Rule 17a-5 of
## The Securities and Exchange Commission

**Financial Statements and Supplemental Schedules**
**(Including Report of Independent Registered Public Accounting Firm)**

**As of and for the Year Ended December 31, 2025**

**These financial statements and schedule(s) should be deemed confidential pursuant to Subparagraph (e)(3) of SEC Rule 17a-5.**

# Table of Contents





Hobe & Lucas
Certified Public Accountants, Inc.

6000 Freedom Square Drive, Suite 550
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777
www.hobe.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
U.S. Brokerage, Inc.
Columbus, Ohio

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of U.S. Brokerage, Inc. as of December 31, 2025, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of U.S. Brokerage, Inc. as of December 31, 2025, and the results of its operations and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of U.S. Brokerage, Inc.'s management. Our responsibility is to express an opinion on U.S. Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to U.S. Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCOAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



**Auditor's Report on Supplemental Information**

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and the SIPC Reconciliation Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of U.S. Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of U.S. Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and the SIPC Reconciliation Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as U.S. Brokerage, Inc.'s auditor since 2009.

Independence, Ohio
April 28, 2026

**U.S. BROKERAGE, INC.**
**Statement of Financial Condition**
**December 31, 2025**

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 45,554 |
| Deposits with clearing organizations | | 50,034 |
| Receivables from brokers, dealers and clearing organizations | | 47,096 |
| Prepaid deposits and expenses | | 21,135 |
| Other assets | | 374 |
| **TOTAL ASSETS** | $ | 164,193 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

**LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable, accrued expenses and other liabilities | $ | 89,101 |
| **TOTAL LIABILITIES** | | 89,101 |

**STOCKHOLDERS' EQUITY**

| | |
|---|---:|
| Capital stock, no par value – 8,000 shares authorized, issued and outstanding | 17,332 |
| Additional paid-in-capital | 217,144 |
| Retained earnings | 80,576 |
| Less: Treasury Stock, at cost | (239,960) |
| **TOTAL STOCKHOLDERS' EQUITY** | 75,092 |
| | |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 164,193 |

## U.S. BROKERAGE, INC.
## Statement of Income
## For the Year Ended December 31, 2025

**REVENUE**

| | | |
|---|---|---:|
| Mutual fund and insurance product revenue | $ | 671,685 |
| Commission and sales revenue | | 228,057 |
| Interest income | | 6,780 |
| Other income | | 19,188 |
| Total revenue | | 925,710 |

**EXPENSES**

| | |
|---|---:|
| Compensation and benefits | 770,083 |
| Professional fees | 47,227 |
| Clearing and execution services | 36,133 |
| Regulatory fees | 17,932 |
| Occupancy and equipment | 19,742 |
| Communications, data, and technology | 10,102 |
| Losses in error and bad debts | 7,302 |
| Travel and entertainment | 1,849 |
| Other expenses | 772 |
| Total expenses | 911,142 |

| | | |
|---|---|---:|
| **INCOME BEFORE INCOME TAXES** | | 14,568 |
| State and local income taxes | | 2,489 |
| **NET INCOME** | $ | 12,079 |

## U.S. BROKERAGE, INC.
## Statement of Changes in Stockholders' Equity
## For the Year Ended December 31, 2025

| | Capital Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Less: Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|
| **BALANCE AT DECEMBER 31, 2024** | $ 17,332 | $ 217,144 | $ 68,497 | $ (239,960) | $ 63,013 |
| Net income | - | - | 12,079 | - | 12,079 |
| Dividends to shareholders | - | - | - | - | - |
| **BALANCE AT DECEMBER 31, 2025** | 17,332 | $ 217,144 | $ 80,576 | $ (239,960) | $ 75,092 |

The accompanying notes are an integral part of these financial statements.

# U.S. BROKERAGE, INC.
## Statement of Cash Flows
### For the Year Ended December 31, 2025

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 12,079 |
| | | |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| | | |
| (Increase) Decrease in Operating Assets: | | |
| Deposits with clearing organizations | | 3,353 |
| Receivables from brokers, dealers and clearing organizations | | (8,439) |
| Prepaid deposits and expenses | | (5,693) |
| Other assets | | (374) |
| | | |
| Increase (Decrease) in Operating Liabilities: | | |
| Accounts payable, accrued expenses and other liabilities | | 6,554 |
| Net cash provided by operating activities | | 7,480 |
| | | |
| **NET INCREASE IN CASH** | | 7,480 |
| | | |
| **CASH AT BEGINNING OF YEAR** | | 38,074 |
| | | |
| **CASH AT END OF YEAR** | $ | 45,554 |
| | | |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| Cash paid during the year for state and local income taxes | $ | 2,489 |

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   U.S. Brokerage, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and a member Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Due to changes in ownership during the reporting period, the Company had a new controlling shareholder as of year-end. The Company operates as a securities broker-dealer, offering general securities services within a single line of business.

   The Company is an introducing broker and executes securities transactions through Hilltop Securities, Inc. ("Hilltop"), which also provides clearing and custody services for customer accounts. Accordingly, the Company does not clear customer accounts or assume custodial responsibility for customer securities.

2. **Significant Accounting and Reporting Policies**

   **Basis of Presentation**

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2025 and is not necessarily indicative of the results for any future period.

   **Use of Estimates**

   In accordance with U.S. GAAP, management is required to make estimates and assumptions in the preparation of the financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   **Cash and Cash Equivalents**

   The Company maintains its cash primarily in a single bank deposit account, which, at times, may exceed federally insured limits. In addition, the Company holds cash in a brokerage trading account at Hilltop. The Company monitors both accounts and does not expect to incur any losses from these balances. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2025, the Company had no cash equivalents.

   **Leases**

   The Company  is required to record a right-of-use asset and a corresponding  lease liability  on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements.

2. **Significant Accounting and Reporting Policies, continued**

**Transactions with Brokers, Dealer and Clearing Organizations**

The Company has a fully-disclosed clearing agreement with Hilltop. Under the terms of this agreement, the Company is required to maintain $50,000 minimum on deposit to facilitate the clearance and settlement of trades, as well as provide collateral against potential trading losses or obligations arising from security transaction services. The deposit is recognized as an allowable asset in the Company's net capital computation.

Aged receivables from brokers, dealers and clearing organizations are treated as non-allowable assets in the Company's net capital computation. Based on the nature, contractual life and historical information, the Company has determined that there are de minimis expected credit losses of aged broker receivables; consequently, there is no requirement for an allowance for credit loss.

**Fair Value Measurement**

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

**Current Expected Credit Losses**

The Company follows ASC Topic 326, *Financial Instruments – Credit Losses*, which requires the use of a current expected credit loss ("CECL") methodology for certain financial assets measured at amortized cost. Under CECL, the Company may determine that no expected credit losses exist in certain circumstances, including when credit risk is minimal due to the nature of the asset or the credit quality of the counterparty. For financial assets measured at fair value, such as cash and cash equivalents, the Company has concluded that expected credit losses are de minimis due to their short-term nature, high liquidity, and immaterial historical and expected losses.

The Company's receivables are subject to CECL guidance. In assessing expected credit losses, management considers the credit quality of the counterparties, contractual terms, and historical collection experience. Based on this evaluation, an allowance for credit losses was not considered necessary as of December 31, 2025.

**Income Taxes**

The Company has elected, with the consent of its stockholders, to be treated as an S Corporation under the Internal Revenue Code. As an S Corporation, the shareholders are taxed on their proportionate share of the Company's taxable income, and, accordingly, no provision for federal income taxes has been included in the financial statements. The Company records a tax provision for the City of Columbus. Tax years ending after December 31, 2022, remain open for examination by major taxing authorities.

**2. Significant Accounting and Reporting Policies, continued**

The Company's policy for evaluating uncertain tax positions is to review them annually. No accrual for uncertain tax positions has been recorded as of December 31, 2025, as management believes no material uncertainties exist. Accordingly, no penalties or interest have been recorded in the Statement of Operations.

**Fixed Assets**

Fixed assets are stated at cost and depreciated using the straight-line method over their estimated useful lives. Expenditures for major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred. There was no depreciation expense for the year ended December 31, 2025, as the Company's fixed assets are fully depreciated.

**Revenue from Contracts with Customers**

The Company has adopted ASU 2014-09, *Revenue from Contracts with Customers*, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

*Brokerage Commissions*

Commission and sales revenue represent brokerage commissions and revenue generated by registered representatives from securities transaction services provided to clients across a variety of investment products and services, including equity, fixed income, mutual fund, and annuity transactions. Securities commissions consist of sales-based commissions recognized at a point in time on the trade date and trailing commissions recognized when received. Sales-based securities commissions are typically a flat fee negotiated per security transaction or are based on a percentage of the trade-date transaction value. Commissions are recorded on a trade-date basis as securities transactions occur, and the related commission and clearing expense is recorded in the month the services are provided.

*Investment Company Shares & Insurance-based Commission Revenue*

The Company earns revenue for distribution and related support services performed related to mutual funds, fixed and variable annuities and insurance products. Depending on the product, the Company receives an upfront fee for services, trailing commissions or some combination thereof.

Upfront commissions are typically calculated as a fixed percentage of the amount invested or the contract value at the time of sale and are recognized when the sale occurs—or, for insurance and annuity products, when the policy is accepted by the carrier.

2. **Significant Accounting and Reporting Policies, continued**

Trailing commissions are generally calculated as a fixed percentage of the net asset value of the funds or the value of the insurance policy or annuity contract. These commissions are typically received monthly or quarterly for as long as the client holds the investment or maintains the contract. Because trailing commissions depend on factors outside the Company's control, such as market performance and client behavior (e.g., how long a client holds a policy or investment), revenue is recognized only when it is probable that a significant reversal will not occur.

*Interest Income*

The Company earned interest income on its operating bank account and on balances held with Hilltop Securities, including the clearing deposit and cash in the trading account. Interest income is recognized in the month it is earned.

*Other Income*

Other income includes revenue received by the Company from Hilltop for both customer debit and credit balances held in customer accounts. In accordance with terms of the client's account, available cash balances in are swept by Hilltop into either Federal Deposit Insurance Corporation (FDIC) insured cash accounts or money market funds for which Hilltop earns a fee or a portion of the interest rate spread paid by the bank or money market fund receiving the sweep deposits. Fees received by the clearing broker's sweep program are generally based upon the type of sweep account, prevailing interest rates, and the amount of client balances invested. Hilltop shares a portion of the fees it receives with the Company. In addition, the Company earns handling fees as a flat fee for security transactions executed on behalf of clients. The fees are recognized at the time the transaction is executed and cleared through the Company's clearing broker.

**Segment Reporting**

The FASB issued ASU 2023-07, *Segment Reporting – Topic 280*, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2024. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. For further discussion, see Note 9 to the financial statements.

3. **Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

Receivables from and payables to brokers, dealers, and clearing organizations primarily represent commission receivables, net of amounts payable for transaction costs related to pending securities transactions with Hilltop Securities. Receivables are reported at net realizable value, and broker-dealer receivables are generally collected within 30 days. At December 31, 2025, the Company had a net receivable of $47,096, which is disclosed in the Statement of Financial Condition. At December 31, 2024, the Company had net receivables of $38,657.

### 4. Occupancy

The Company conducts its operations from leased facilities under a month-to-month rental arrangement. Rent expense for the year ended December 31, 2025, totaled $10,650 and is encompassed in the total disclosed in the Statement of Income under occupancy and equipment.

### 5. Prepaid Deposits and Expenses

Prepaid deposits and expenses denote upfront payments made for future goods, services, or rights. The Company employs a systematic methodology to recognize and distribute these expenses over the periods during which the associated benefits are realized. As of December 31, 2025, the aggregate amount of the Company's prepaid deposits and expenses is $21,135, as disclosed in the Statement of Financial Condition.

### 6. Net Capital and Exemption Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

As of December 31, 2025, the Company possessed a net allowable capital of $53,583, exceeding the required minimum net capital by $47,643. The ratio of aggregate indebtedness to net capital at the same date stood at 166.29%.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Additionally, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025, without exception.

### 7. Risks and Uncertainties

The Company is exposed to risks that could materially affect its business, financial condition, or results of operations. Operational risks include potential failures in processes, systems, or controls. Financial reporting risks arise from errors or delays in preparing financial statements. As a regulated broker-dealer, the Company faces regulatory risks, including fines or restrictions due to noncompliance or changes in SEC, FINRA, or other requirements. Liquidity risks relate to the availability of cash and other liquid resources to meet obligations. The Company is also subject to litigation risks from claims or legal proceedings arising from its business activities. Management monitors these risks and maintains controls to mitigate potential impacts; however, their occurrence could materially affect the Company's operations or financial position.

8. **Subordinated Liabilities**

As of December 31, 2025, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

9. **Segment Reporting**

The Company operates as a securities broker-dealer in a single line of business, offering a range of services within the securities brokerage sector. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenue from a single line of business in 2025.

10. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2025, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or rental commitments (other than as disclosed in Note 4), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

11. <u>**Subsequent Events**</u>

During the reporting period, the Company's majority owner, who also served as Chief Executive Officer and Chief Compliance Officer, ceased to serve in his roles due to his passing. In February 2026, the Company appointed an interim Chief Executive Officer and Chief Compliance Officer while it works through the process of identifying permanent successors and assessing the potential impact on operations and governance. Management continues to evaluate the effects of these events, which may be material to the Company's operations and strategic plans.

Management has evaluated all events or transactions that occurred subsequent to December 31, 2025, through the date the financial statements were available to be issued and has determined that there were no other material recognizable subsequent events requiring recording or disclosure in these financial statements.

**Supplementary Information Section**

**Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934**

**For the Year Ended December 31, 2025**

**U.S. BROKERAGE, INC.**

**Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission**

**For the Year Ended December 31, 2025**

---

**Computation of Net Capital**

| | | |
|---|---|---|
| Total Stockholders' Equity | $ | 75,092 |
| Non-Allowable Assets | | (21,509) |
| Other operational deductions | | - |
| Haircuts on Securities Positions | | |
| Securities Haircuts | | - |
| Undue Concentration Charges | | - |
| Net Allowable Capital | $ | 53,583 |

**Computation of Net Capital Requirement**

| | | |
|---|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | $ | 5,940 |
| Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer | | 5,000 |
| Greater of the aggregate-indebtedness requirement and the minimum dollar net capital requirement | | 5,940 |
| Excess Net Capital | $ | 47,643 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 89,101 |
| Percentage of Aggregate Indebtedness to Net Capital | | 166.29% |

**Computation of Reconciliation of Net Capital**

There were no material differences reported as Net Capital in the audited computation of Net Capital as of December 31, 2025 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on January 26, 2026.

**U.S. BROKERAGE, INC.**

**Schedule II - Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934**

**For the Year Ended December 31, 2025**

---

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to (k)(2)(ii) and footnote 74 of SEC Release 34-70073.

**U.S. BROKERAGE, INC.**

**Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**

**For the Year Ended December 31, 2025**

---

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to (k)(2)(ii) and footnote 74 of SEC Release 34-70073. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025, without exception.

**U.S. BROKERAGE, INC.**

**Supplementary Customer Protection Exemption Report**

**Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934**

**For the Year Ended December 31, 2025**





Hobe & Lucas
Certified Public Accountants, Inc.

6000 Freedom Square Drive, Suite 550
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777
www.hobe.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of
U.S. Brokerage, Inc.
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) U.S. Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemptive provisions) and (2) U.S. Brokerage, Inc. stated that U.S. Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

U.S. Brokerage, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
April 28, 2026



US Brokerage, Inc.

17 E. Kossuth Street
Columbus, OH 43206

Local 614.448.3200
Toll Free 800-25-STOCK
Fax 614.737.9877

## Exemption Report

### Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
### For the Year Ended December 31, 2025

Re: 17 C.F.R. § 240.15c3-3(k)

U.S. Brokerage, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to:

   *Effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.*

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**U.S. Brokerage, Inc.**

I, Kevin Masters, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.

Kevin Masters, CEO

April 28, 2026

**U.S. BROKERAGE, INC.**

**<u>Supplementary Auditor's Agreed Upon Procedures Report</u>**

**Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934**

**As of the year ended December 31, 2025**





Hobe & Lucas
Certified Public Accountants, Inc.

6000 Freedom Square Drive, Suite 550
Independence, Ohio 44131

Tel: (216) 524-8900
Fax: (216) 524-8777
www.hobe.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of U.S. Brokerage, Inc.
Columbus, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. U.S. Brokerage, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records (copies of checks written), noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2025, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger that were prepared by management), noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on US Brokerage, Inc.'s Form SIPC-7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Hobe & Lucas Certified Public Accountants, Inc.*

April 28, 2026

**U.S. BROKERAGE, INC.**

**SIPC Reconciliation Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934**
**As of and for the year ended December 31, 2025**

**SIPC Reconciliation**

| | | |
|---|---|---|
| Total Revenue | $ | 925,710 |
| Deductions | | (706,266) |
| SIPC net operating revenues | | 219,444 |
| | | |
| Amount due per general assessment @ 0.0015 | $ | 329 |
| Overpayment applied | | - |
| Balance due after SIPC 6 payment and applied overpayment | $ | 329 |

| Form | Assessment | Date Filed/Paid | Payment |
|---|---|---|---|
| SIPC-6 | $ 156 | 08/21/25 | ACH |
| SIPC-7 | 173 | 02/24/26 | ACH |
| Total Assessments Paid | $ 329 | | |

| | | |
|---|---|---|
| Reconciled Difference Overpayment (Underpayment) | $ | - |

**Statement Related to SIPC Reconciliation**

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.